UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

LAWSON PRODUCTS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

520776 10 5
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)
☐Rule 13d-1(c)
☒Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 520776 10 5                                                                                                                     Schedule 13G

1.	NAME OF REPORTING PERSON IRS. IDENTIFICATION NUMBER. OF ABOVE PERSON (ENTITIES ONLY) Charles Levun
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER 463,165*
6.	SHARED VOTING POWER 221,836*
7.	SOLE DISPOSITIVE POWER 463,165
8.	SHARED DISPOSITIVE POWER 221,836
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,001
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0% based on 8,565,517 shares of Common Stock outstanding as of October 31, 2006
12.	TYPE OF REPORTING PERSON IN

--------------------------------------------------------------------------------

*  Voting power granted to Dr. Ronald B. Port pursuant to irrevocable proxy.   See “Item 4.  Ownership” for more information.

CUSIP No.  520776 10 5                                                                                                                     Schedule 13G

Item 1.
(a)           Name of Issuer:

Lawson Products, Inc.

(b)           Address of Issuer’s Principal Executive Offices:

1666 East Touhy Avenue, Des Plaines, IL  60018

Item 2.
(a)           Name of person filing:

Charles Levun

(b)	Address of principal business office or, if none, residence:

c/o  Levun, Goodman & Cohen, LLP
500 Skokie Blvd, Suite 650
Northbrook, IL  60062

(c)	Citizenship:	U.S.A.

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	520776 10 5

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                   Ownership.

See cover page.

Consist of shares of Common Stock of Lawson Products, Inc. held by Mr. Levun (i) as trustee of the SLP 2003 Trust B, created pursuant to that certain trust severance dated March 6, 2008 of the Sidney L. Port 2003 Descendants Trust (“Trust B”), and (ii) as co-trustee (with Ronald B. Port) of the Ronald B. Port Exempt Trust and the Ronald B. Port Nonexempt Trust.

Mr. Levun has granted an irrevocable proxy granting Dr. Ronald B. Port the right to vote (other than in connection with votes on mergers and certain other extraordinary corporate transactions) all shares of Lawson Common Stock Mr. Levun beneficially owns or as to which he otherwise has voting control in his capacity as trustee of Trust B, the Ronald B. Port Exempt Trust and the Ronald B. Port Nonexempt Trust, for the period beginning March 17, 2011 and ending on the first to occur of (i) June 11, 2012, (ii) the date of death of Dr. Port, (iii) the date that Dr. Port becomes permanently incapacitated (provided, that Dr. Port may not exercise any proxy at any time that he is temporarily incapacitated, in which case Mr. Levun may vote the shares during such period of temporary incapacitation) and (iv) the date of a transfer of shares, by sale or otherwise, to a qualified transferee (as defined such irrevocable proxy), but only to the extent of the shares of Lawson Common Stock transferred.

Items 5 - 10.

Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 13, 2012.

/s/ Charles Levun
Charles Levun